82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL





10015521

Bornheim, April 7, 2010

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madame,

enclosed please find our ad hoc announcement which we have published on March 29, 2010 regarding the proposed dividend increase for your documentation.

Kind regards,

pp. Judith Sommer

Enclosure

82-3729


HORNBACH
Es gibt immer was zu tun.

Ad hoc: HORNBACH-Baumarkt-AG proposes dividend increase

Bornheim bei Landau, March 29, 2010. Subject to the adoption still outstanding of the annual financial statements for the 2009/2010 financial year (March 1, 2009 to February 28, 2010), the Board of Management of HORNBACH-Baumarkt-AG intends to propose an increase in the dividend by Euro 0.13 to Euro 1.00 per share with dividend entitlement (ISIN: DE0006084403) for approval by the Supervisory Board. This should enable shareholders to participate in the consistently positive operating earnings performance expected in view of the work underway on the annual financial statements for the 2009/2010 financial year. The dividend amounted to Euro 0.87 per share in the previous year and had remained unchanged for 15 years.

As already announced in the Trading Statement on March 18, 2010, the HORNBACH-Baumarkt-AG Group met its forecast sales performance in 2009/2010. The Board of Management made no amendment to the earnings forecast. Details of the earnings performance and the annual financial statements will not be published until the Annual Results Press Conference on May 27, 2010.